SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 May 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 29 May 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS

Secretary’s Department Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 29th May, 2009

Lloyds Banking Group plc

Not ification of transaction by person discharging  managerial responsibilities

On 28th May, 2009, Mrs Risley exercised an option over 23,666 ordinary shares of 25p each in Lloyds Banking Group plc, which she held under the Lloyds TSB Group executive share plan 2003. The shares were acquired for nil consideration

This relates to a transaction notified to Lloyds Banking Group plc by Mrs Risley on 28th May, 2009 in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

     Lloyds Banking Group plc is registered in Scotland no. 95000

           Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  29 May 2009